

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 19, 2008

Mr. David M. Miles
Executive Vice President and Chief Financial Officer
Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky 40223

> **RE: Res-Care, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 12, 2008**
> **File No. 000-20372**

Dear Mr. Miles:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Celeste M. Murphy
Legal Branch Chief